EXHIBIT 99.34

January 14, 2013

Alamos Gold Acquires Common Shares of Aurizon Mines

Toronto, Ontario (January 14, 2013) – This news release is disseminated by Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) as required by National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report (the “Early Warning Report”) regarding the acquisition of common shares (the “Aurizon Shares”) of Aurizon Mines Ltd. (“Aurizon”).

Between January 10 and 13, 2013, Alamos acquired, in the aggregate, 23,507,283 Aurizon Shares pursuant to share purchase agreements (the “Agreements”) entered into between Alamos and certain shareholders of Aurizon (the “Vendors”). Pursuant to the Agreements, Alamos acquired the Aurizon Shares for consideration of C$4.65 per Aurizon Share, satisfied by the delivery of 6,584,380 common shares of Alamos (“Alamos Shares”) at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share (the “Transactions”). The 23,507,283 Aurizon Shares acquired represent approximately 14.3% of the issued and outstanding Aurizon Shares.

The acquisition of Aurizon Shares as a result of the Transactions did not take place through the facilities of any market for the Aurizon Shares. The Alamos Shares issued to the Vendors pursuant to the Transactions were exempted from the prospectus requirements pursuant to section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

After giving effect to the Transactions referred to above, Alamos owns or controls 26,507,283 Aurizon Shares, representing approximately 16.1% of the issued and outstanding Aurizon Shares.

On January 14, 2013, Alamos announced that it had commenced a formal offer to acquire all of the issued and outstanding Aurizon Shares (the “Offer”) in a take-over bid circular dated January 14, 2013, other than those Aurizon Shares already owned by Alamos and its affiliates. The Aurizon Shares acquired in connection with the Transactions were acquired in furtherance of the Offer.

A copy of the Early Warning Report in respect of the Transactions will be filed with the applicable securities commissions and can be found on the SEDAR website at www.sedar.com.

For further information, or to obtain a copy of the Early Warning Report filed in connection with this matter, please contact:

Jo Mira Clodman

Vice President, Investor Relations

(416) 368-9932 x 401

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs over 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $350 million cash on hand, is debt-free, and unhedged to the price of gold. As of December 31, 2012 Alamos had 120,871,408 common shares outstanding (125,531,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

T R A D I N G   S Y M B O L :   T S X :   A G I

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this News Release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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